SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  RYANAIR WELCOMES ITS 50th NEW BOEING 737 800

Ryanair, Europe's No.1 low fares airline, today (Thursday, 18th March 2004) welcomed the arrival of their 50th new Boeing 737 800 series aircraft. Boeing delivered Ryanair's first Boeing 737 800 in March 1999.

To date Ryanair has 155 confirmed Boeing 737 800 orders, in addition Ryanair has a total number of 123 option orders, which will bring the Ryanair fleet to a total of 278 Boeing 737 800's over the next 6 years. By 2010, Ryanair will pilot the youngest aircraft fleet in Europe and Ryanair will be the second largest operator of the most successful jetliner in the world.

Celebrating the arrival of the 50th Boeing 737 800 today, Ryanair's Head of Communications, Paul Fitzsimmons said:

     "Ryanair and Boeing started European low fares air travel revolution in 1991, today the Ryanair low fares revolution continues as nearly 80 million European consumers have saved over EUR 8 billion on air fares since Ryanair's operations commenced in 1985. Ryanair now has 148 routes across 16 European countries and will carry over 23 Million passengers this year saving European consumers over EUR 2.3 Billion.
     "Ryanair is No 1 for low fares, and No 1 for customer service on brand new Boeing 737-800 aircraft".


Ends.                          Thursday, 18th March 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 March 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director